Exhibit 12.2
Brandywine Operating Partnership, L.P.
Computation of Ratio of Earnings to Combined Fixed Charges
(in thousands)

	For the six-months ended June 30,		For the years ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Earnings before fixed charges:
Add:
Income (loss) from continuing operations	$(6,707)	$(21,915)	$(19,451)	$34,148	$52,419	$74,882	$45,352
Minority interest — partners’ share of consolidated real estate ventures	108	(370)	(270)	154	(206)	—	—
Fixed charges — per below	94,930	91,304	191,614	86,191	60,611	62,407	69,881
Less:
Capitalized interest	(8,217)	(4,916)	(9,537)	(9,603)	(3,030)	(1,503)	(2,949)

Earnings before fixed charges	$80,114	$64,103	$162,356	$110,890	$109,794	$135,786	$112,284

Fixed charges:
Interest expense (including amortization)	$83,484	$83,247	$175,784	$73,918	$54,610	$57,835	$63,522
Capitalized interest	8,217	4,916	9,537	9,603	3,030	1,503	2,949
Proportionate share of interest for unconsolidated real estate ventures	3,229	3,141	6,293	2,670	2,971	3,069	3,410

Total Fixed Charges	94,930	91,304	191,614	86,191	60,611	62,407	69,881

Ratio of earnings to combined fixed charges	(b )	(b )	(b )	1.29	1.81	2.18	1.61

(a)	Amounts for the sixmonths ended June 30, 2007 and 2006 and for the years ended December 31, 2006, 2005, 2004, 2003 and 2002 have been reclassified to present properties sold consistent with the presentation for the period ended June 30, 2007. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.

(b)	Due to the registrant’s loss in the period, the coverage ratio was less than 1:1. The registrant must generate additional earnings of $14,816 and $27,201 for the six-months ended June 30, 2007 and 2006, respectively and $29,258 for the year ended December 31, 2006 to achieve a coverage ratio of 1:1.